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08028401

S
ECOMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
FEB 28 2008
Washington, DC
111

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66578

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Charles River Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 New England Executive Park
(No. and Street)

Burlington	MA	01803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen L. Schardin, Managing Director-President (781) 238-0099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thorton LLP
(Name – *if individual, state last, first, middle name*)

226 Causeway Street	Boston	MA	02114
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MK 3/10

OATH OR AFFIRMATION

I, Stephen L. Schardin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Charles River Brokerage, LLC, as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director-President

Title

Notary Public

DOREEN DEROSIER
Notary Public
Commonwealth of Massachusetts
My Commission Expires Oct 29, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition and Report of Independent Certified Public Accountants

Charles River Brokerage, LLC

December 31, 2007

CONTENTS

Grant Thornton

Accountants and Business Advisors

Report of Independent Certified Public Accountants

Managing Member
Charles River Brokerage, LLC

We have audited the accompanying statement of financial condition of Charles River Brokerage, LLC, (the "Company"), a wholly-owned subsidiary of Charles River Systems, Inc. (the "Member") as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Charles River Brokerage, LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the statement of financial condition, the Company receives significant support from the Member under a Service Agreement dated April 1, 2004. The accompanying statement of financial condition may not necessarily be indicative of the financial condition of the Company that would have existed if the Company had operated as an unaffiliated company.

Grant Thornton LLP

Boston, Massachusetts
February 19, 2008

226 Causeway Street
Boston MA 02114-2155
T 617.723.7900
F 617.723.3640
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Charles River Brokerage, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

ASSETS

Cash and cash equivalents	$ 3,383,094
Marketable security	9,898
Accounts receivable	893,503
Revenue earned, not yet billed	407,609
Fixed Assets at cost, less accumulated depreciation of $2,542	12,143
Prepaid expenses and other assets	16,825
Total assets	$ 4,723,072

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Due to member	$ 18,005
Accounts payable and accrued expenses	74,655
Total liabilities	92,660
Member's equity	4,630,412
Total liabilities and member's equity	$ 4,723,072

The accompanying notes are an integral part of these financial statements.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2007

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

Charles River Brokerage, LLC (the "Company") was organized as a single member limited liability company ("SMLLC") under the laws of the Commonwealth of Massachusetts on March 25, 2004. The Company is a wholly-owned subsidiary of Charles River Systems, Inc. (the "Member") and operates under the terms of a Single Member Operating Agreement dated April 1, 2004. Under this form of organization, the Member's liability for the debts of the Company is limited. The Company commenced operations on November 3, 2004 ("Inception").

The Company is registered as a broker-dealer in securities under the Securities and Exchange Act of 1934 ("Act") and is a non-clearing member of the Financial Industry Regulatory Authority. The Company does not carry customer accounts and is accordingly exempt from Rule 15c3-3 (the "Customer Protection Rule") of the Securities and Exchange Act of 1934 (the "Act") pursuant to Section (k)(2)(ii) of the Customer Protection Rule. The Company receives shared commissions from other broker-dealer customers under its Interface Testing and Maintenance Agreements ("ITMA").

Additionally, the Company can act as a soft-dollar broker-dealer for institutions making soft dollar payments under the Safe Harbor provision of Section 28(e) of the Securities Exchange Act of 1934 for research and brokerage services relating to, but not limited to, the Investment Management Systems ("IMS") provided by the Member. However, the Company has not earned any revenue acting as a soft-dollar broker since inception.

The Company receives significant support from the Member. The Member provides office space, information technology support, legal, and accounting and other back-office services under a Service Agreement dated April 1, 2004 (the "Service Agreement") as described in Note D to the financial statements. The Member also remits payment for expenses incurred by the Company in the normal course of business. Amounts for such expenses not yet reimbursed to the Member by the Company are included in due to member in the statement of financial condition.

The accompanying financial statements have been prepared from the separate records maintained by the Company's Member and may not necessarily be indicative of the financial condition or the results of operations of the Company that would have existed if the Company had operated as an unaffiliated company.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalent

For purposes of the statement of financial condition, the Company considers all highly liquid investments purchased with an original maturity of ninety days or less to be cash equivalents. Included in cash and cash equivalents at December 31, 2007 is $3,108,593 in an overnight money-market account.

Marketable Security

The Company classifies its marketable security as a trading security recorded at fair value. All changes in fair value are recognized in earnings.

Accounts Receivable

Accounts receivable are derived from fees to customers under the Company's ITMAs. The Company provides credit in the normal course of business, primarily to large financial services companies and to smaller broker-dealers. The Company does not require collateral or other security. The Company maintains reserves for potential credit losses when necessary.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could vary from these amounts. The Company's significant estimates include the recoverability of its accounts receivable and revenue earned, not yet billed.

NOTE C - FIXED ASSETS

Fixed Assets, which consists of computer equipment and software, is carried at cost less accumulated depreciation and is depreciated using the straight-line method over the estimated economic life of the asset (three years). Expenditures for maintenance and repairs are recognized as expenses in the statement of operations when incurred, while additions and improvements are capitalized

Fixed assets consisted of the following at December 31, 2007:

Computer Equipment and software	$14,685
Less: Accumulated Depreciation	(2,542)
	$12,143

NOTE D - RELATED-PARTY TRANSACTIONS

The Company entered into the Service Agreement with the Member to facilitate the equitable allocation of shared expenses on a pro-rata basis. The Company also participates in the Member's 401(k) benefit plan.

NOTE E - COMMITMENTS AND CONTINGENT LIABILITIES

The Company entered into clearing agreements with two clearing broker-dealers during 2005. Under the terms of one agreement, the Company is required to remit a minimum of $5,000 per month to one broker-dealer. Under the terms of the second agreement, the Company is required to maintain a deposit of $25,000 and to remit a minimum of $25,000 per quarter to the clearing broker-dealer. The clearing broker-dealer has waived the deposit and the minimum quarterly charge for the Company.

NOTE F - CONCENTRATIONS OF CREDIT RISK

As of December 31, 2007, one customer accounted for 13% of the Company's accounts receivable.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the percentage of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $4,376,116 which was $4,369,939 in excess of its minimum net capital required of $6,177. The Company's ratio of aggregate indebtedness to net capital as of December 31, 2007 was .02 to 1.

END